UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 6)1

Build-A-Bear Workshop, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

120076104

(CUSIP Number)

Mr. David L. Kanen

Kanen Wealth Management, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

09/13/2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 602,095
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 602,095

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 602,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.01%
14	TYPE OF REPORTING PERSON IA, PN

1	NAME OF REPORTING PERSONS KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,203,773
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,203,773

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,203,773
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.05%
14	TYPE OF REPORTING PERSON IA, OO

1	NAME OF REPORTING PERSONS DAVID L. KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 738
	8	SHARED VOTING POWER 1,203,035
	9	SOLE DISPOSITIVE POWER 738
	10	SHARED DISPOSITIVE POWER 1,203,035

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,203,773
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.05%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS PHILOTIMO FOCUSED GROWTH AND INCOME FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 252,600
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 252,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 252,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.69%
14	TYPE OF REPORTING PERSON IA, OO

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Shares”), of Build-A-Bear Workshop, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1954 Innerbelt Business Center Drive, St. Louis, Missouri 63114.

Item 2.	Identity and Background.

(a) This statement is filed by:

(i) Philotimo Fund, LP, a Delaware limited partnership (“Philotimo”), with respect to the Shares directly and beneficially owned by it;

(ii) Kanen Wealth Management, LLC, a Florida limited liability company (“KWM”), as the general partner of Philotimo, the investment manager of PHLOX, and with respect to the Shares directly and beneficially owned by it;

(iii) David L. Kanen, as the managing member of KWM and with respect to the Shares directly and beneficially owned by him; and

(iv) Philotimo Focused Growth and Income Fund, a series of World Funds Trust, a Delaware statutory trust (“PHLOX”), with respect to the Shares directly and beneficially owned by it.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Philotimo were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by KWM were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by Mr. Kanen were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 14,952,150 Shares outstanding, as of September 5th, 2022 which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 8th, 2022.

A.	Philotimo

(a)	As of the close of business on September 14th, 2022, Philotimo beneficially owned 600,095 Shares.

Percentage: Approximately 4.01%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 600,095
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 600,095

(c)	The transactions in the Shares by Philotimo during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	KWM

(a)	As of the close of business on September 14th, 2022, KWM beneficially owned 350,340 Shares. KWM, as the general partner of Philotimo, may be deemed the beneficial owner of the 600,095 Shares owned by Philotimo. KWM, as the advisor to the fund for PHLOX may be deemed the beneficial owner of the 252,600 Shares owned by PHLOX.

Percentage: Approximately 8.05%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,203,035
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,203,035

(c)	The transactions in the Shares by KWM during the past sixty days are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares on behalf of Philotimo during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Mr. Kanen

(a)	As of the close of business on September 14th, 2022, Mr. Kanen directly beneficially owned 738 Shares. Mr. Kanen, as the managing member of KWM, may be deemed the beneficial owner of the (i) 350,340 Shares owned by KWM and (ii) 600,095 Shares owned by Philotimo, and (iii) 252,600 Shares owned by PHLOX.

Percentage: Approximately 8.05%

(b)	1. Sole power to vote or direct vote: 738
2. Shared power to vote or direct vote: 1,203.035
3. Sole power to dispose or direct the disposition: 738
4. Shared power to dispose or direct the disposition: 1,203.035

(c)	Mr. Kanen made no transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of KWM and Philotimo during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	PHLOX

(a)	As of the close of business on September 14th, PHLOX beneficially owned 252,600 Shares.

Percentage: 1.69%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 252,600
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 252,600

(c)	The transactions in the Shares by PHLOX since the previous filing are set forth in Schedule A and are incorporated herein by reference.

KWM, in its role as investment manager to several customer accounts (collectively, the “Accounts”) to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer's Shares held in the Accounts.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

1	Joint Filing Agreement by and between Kanen Wealth Management, LLC, Philotimo Fund, LP, David L. Kanen, and PHLOX, dated September 15th, 2022.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: 09/15/2022

KANEN WEALTH MANAGEMENT, LLC

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

PHILOTIMO FUND, LP

By:	Kanen Wealth Management, LLC
its general partner

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
DAVID L. KANEN

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

	PHILOTIMO FUND, LP
Purchase of Common Stock	34,000	13.9023	09/14/2022

	KANEN WEALTH MANAGEMENT, llC

Sale of Common Stock	11	16.7734	07/20/2022

	PHLOX

Purchase of Common Stock	125,000	14.7269	09/12/2022
Purchase of Common Stock	35,000	13.9160	09/13/2022